LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

July 17, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

Edgewater Foods International, Inc.

Form 10-QSB

Dear Sir or Madam:

We are counsel to Edgewater Foods International, Inc.  On behalf of my client, enclosed herewith please find the Company’s Quarterly Report on Form 10-QSB for the quarter ending May 31, 2006.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours, /s/ Louis E. Taubman Louis E. Taubman
Enclosures